Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975
TNP STRATEGIC RETAIL TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 15, 2010
TO THE PROSPECTUS DATED APRIL 13, 2010
     This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2010, relating to our offering of up to $1,100,000,000 in shares of common stock, as supplemented by Supplement No. 2 dated June 3, 2010 and Supplement No. 3 dated June 11, 2010. Defined terms used in this Supplement No. 4 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:
•	the status of our initial public offering;

•	the acquisition of a multi-tenant retail center located in Tucson, Arizona;

•	amendments to our operating partnership’s revolving line of credit with KeyBank National Association; and

•	changes to our management and the management of our advisor.
Status of Our Initial Public Offering
     We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of July 12, 2010, we had received and accepted investors’ subscriptions for and issued 1,621,032 shares of our common stock, including shares issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $15,845,270. As of July 12, 2010, approximately 98,389,128 shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum amount has been sold.
Acquisition of Property
     On July 6, 2010, or the closing date, we acquired a fee simple interest in a multi-tenant retail center located in Tucson, Arizona commonly known as Northgate Plaza Shopping Center, or the Northgate property, through TNP SRT Northgate Plaza Tucson, LLC, or TNP SRT Northgate, an indirect wholly owned subsidiary of TNP Strategic Retail Operating Partnership, LP, our operating partnership. As previously disclosed, TNP Acquisitions, LLC, an affiliate of our sponsor, previously entered into a real estate purchase agreement and escrow instructions, or the purchase agreement, with Crestline Investments, LLC, an unaffiliated third party, or the seller, for the purchase of the Northgate property. On June 11, 2010, TNP Acquisitions, LLC assigned the purchase agreement to TNP SRT Northgate.
Financing and Fees
     TNP SRT Northgate acquired the Northgate property for an aggregate purchase price of approximately $8,050,000, or approximately $77.78 per square foot, including the assumption of an existing mortgage loan from Thrivent Financial for Lutherans, or the lender, to the seller with an outstanding principal balance as of the closing date of approximately $4,398,000, which we refer to as the “Northgate loan.”

TNP SRT Northgate financed the payment of the cash portion of the purchase price for the Northgate property with (1) proceeds from our initial public offering and (2) borrowings under our operating partnership’s revolving credit facility, or the credit agreement, with KeyBank National Association, or KeyBank. In connection with the acquisition of the Northgate property and the assumption of the Northgate loan by TNP SRT Northgate, our operating partnership and KeyBank agreed to certain amendments to the credit agreement. The terms of TNP SRT Northgate’s assumption of the Northgate loan and the amendments to the credit agreement are discussed below. The capitalization rate for the Northgate property on the closing date was approximately 9.52% based on in-place occupancy at the Northgate property of 79.40% as of the closing date. Capitalization rates represent a widely followed measure of initial yield on investment. The capitalization rate of a property is determined by dividing “net income” of the property by the purchase price of the property. An acquisition fee of approximately $201,000 was paid to our advisor in connection with the acquisition of the Northgate property.
     Assumption of Northgate Loan
     In connection with the acquisition of the Northgate property, on the closing date, TNP SRT Northgate, the seller and the lender entered into an Assumption and Second Modification Agreement, or the assumption agreement. The assumption agreement provides for TNP SRT Northgate’s assumption of all of the seller’s indebtedness and obligations under an amended and restated promissory note made by seller in favor of lender dated June 22, 2004, or the note, and the other loan documents related to the Northgate loan, which we refer to as the “loan documents.” The assumption agreement provides for a release of the seller and Daniel Kivel and Alvin Kivel, the original guarantors of the seller’s obligations under the Northgate loan, or the original guarantors, from any liability to the lender of any kind under the loan documents with respect to matters which occur subsequent to the closing date. The assumption agreement also provides that TNP SRT Northgate will indemnify, defend and hold harmless the seller, the original guarantors and the lender from any and all claims, liabilities, losses or expenses incurred by the seller, the original guarantors or the lender arising out of events occurring on or after the closing date relating to the loan documents or the Northgate property.
     The original principal amount of the Northgate loan was $5,300,000 and the outstanding principal balance of the Northgate loan as of the closing date was approximately $4,398,000. The entire unpaid principal balance of the Northgate loan and all accrued and unpaid interest thereon is due and payable in full on July 15, 2027, which we refer to as the “maturity date.” Pursuant to the note, TNP SRT Northgate will make monthly payments of interest and principal on the Northgate loan in an amount equal to approximately $35,000, which amount is calculated based upon an interest rate equal to 6.25% per annum, or the interest rate, and a 360-month amortization schedule. Upon 90 days’ prior written notice, the lender has the option to increase or decrease the interest rate on July 15, 2011 to the lender’s then-current interest rate for similar loans. If any payment required under the Northgate loan is not paid when due, the lender may charge an amount equal to the greater of 3% of the amount of the late payment or five hundred dollars. After the occurrence of and during the continuance of any event of default under the loan documents, the unpaid principal balance of the Northgate loan and all accrued and unpaid interest thereon will bear interest at a rate per annum of 15% from and after the event of default until paid. Upon 60 days’ prior written notice to the lender, the Northgate loan may be prepaid in full without any penalty during the period from May 15 through July 15 of 2011 and 2014, which we refer to as the “open prepayment dates.” Any permitted prepayment of the Northgate loan by TNP SRT Northgate outside of the open payment dates will be subject to a prepayment penalty in an amount equal to the greater of (1) 1% of the outstanding principal balance of the Northgate loan as of the date of prepayment and (2) the amount of the Northgate loan prepaid multiplied by a percentage based upon the difference between the interest rate as of the date of prepayment and the market yield of U.S. Treasury issues as quoted in The Wall Street Journal, calculated in accordance with the note. Upon at least six months’ prior written notice, the lender has the option to declare the entire unpaid principal balance of the Northgate loan and all unpaid, accrued interest thereon immediately due and payable by July 15, 2014 or any time thereafter.

     The note provides for customary events of default, some with corresponding cure periods, including, without limitation, payment defaults and breaches of any representations, covenants or obligations under the note or any other loan document. Upon an uncured event of default under the note, the lender may, at its option, declare that all amounts outstanding under the Northgate loan are immediately due and payable in full.
     The performance of the obligations of TNP SRT Northgate under the Northgate loan are secured by (1) a deed of trust, assignment of rents, security agreement and fixture filing in favor of the lender, (2) an assignment of rents and leases in favor of the lender by TNP SRT Northgate, (3) a guaranty granted in favor of the lender by the original guarantors, provided that the original guarantors are not liable for any acts or events occurring or obligations arising after the closing date, and (4) a guaranty of all of TNP SRT Northgate’s obligations under the loan documents granted in favor of the lender by us. In addition, pursuant to an environmental indemnity agreement, or the environmental indemnity, we and TNP SRT Northgate, which we collectively refer to as the “indemnitors,” have agreed to jointly and severally indemnify, defend and hold harmless the lender and any other person or entity who is or will be involved in the origination or servicing of the Northgate loan from and against any losses, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the past, present or future presence, release or threatened release of certain hazardous substances or wastes in, on, above or under the Northgate property, (2) any past, present or threatened non-compliance or violation of any environmental laws in connection with the Northgate property and (3) any breach of any representation or warranty or covenant made in the environmental indemnity by any indemnitor.
Management of the Property
     On the closing date, TNP SRT Northgate and TNP Property Manager, LLC, or the property manager, an affiliate of our sponsor, entered into an agreement for the management of the Northgate property, or the management agreement. Pursuant to the management agreement, TNP SRT Northgate will pay the property manager an annual management fee in an amount equal to 5.0% of the Northgate property’s gross revenues (as defined in the management agreement).
Description of the Property
     The Northgate property is situated on approximately 7.8 acres of fee-simple land, features approximately 103,492 rentable square feet and 446 parking spaces and is comprised of three buildings which provide space for 13 tenants. The Northgate property is located on Grant Road, the primary east/west arterial roadway in the city of Tucson, and is situated at a key intersection through which over 70,000 vehicles pass daily.
     The Northgate property was approximately 79.40% leased as of July 6, 2010. The tenants occupying 10% or more of the rentable square feet at the Northgate property are Wal-Mart Neighborhood Market, or Wal-Mart, a grocery and pharmaceutical retailer, which occupies 42,685, or approximately 41.24%, of the rentable square feet at Northgate property, and Dollar Tree Stores, Inc., or Dollar Tree, a single-price point retailer, which occupies 12,308, or approximately 11.89%, of the rentable square feet at the Northgate property. Wal-Mart pays an annual rent of approximately $245,000 pursuant to a lease that expires in May 2025 and Dollar Tree pays an annual rent of approximately $106,218 pursuant to a lease that expires in January 2015. Wal-Mart has the option to renew its lease at the Northgate property for up to 15 additional terms of 5 years each. Other significant tenants at the Northgate property include Tuesday Morning, Rent-A-Center, Burger King, Radio Shack, Jackson Hewitt and Subway.

     The following table sets forth additional information with respect to other significant tenants at the Northgate property:

		Approximate
	Rentable	Percentage of Rentable	Lease
Tenant	Square Feet	Square Feet	Expiration
Tuesday Morning	7,164	6.92%	January 2011
Rent-A-Center	4,000	3.87%	July 2013
Burger King	2,693	2.60%	May 2011 (1)
Radio Shack	2,692	2.60%	August 2015
Jackson Hewitt	2,600	2.51%	April 2012
Subway	1,350	1.30%	August 2014

(1)	Burger King has the option to renew its lease for up to two additional terms of 5 years each.
     The following table reflects lease expirations at the Northgate property over the next ten years:

					Percent of
			Percent of	Leased	Leased
	Number of		Annualized	Rentable	Rentable
Year of	Leases	Annualized Base	Base Rent	Square Feet	Square Feet
Expiration	Expiring	Rent (1)	Expiring	Expiring	Expiring
2010	1	$19,049	2.53%	1,494	1.45%
2011	2	$160,718	21.32%	9,857	9.52%
2012	2	$69,360	9.20%	4,800	4.64%
2013	3	$91,661	12.16%	6,982	6.75%
2014	1	$25,650	3.40%	1,350	1.30%
2015	2	$142,560	18.90%	15,000	14.50%
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
Thereafter	1	$245,000	32.49%	42,685	41.24%
Total	12	$753,998	100%	82,168	79.40%

(1)	Annualized base rent represents annualized contractual base rental income as of July 1, 2010.
     The Northgate property faces competition from other nearby multi-tenant retail properties in and around the submarket of Tucson, Arizona, including Fry’s Plaza, Campbell Plaza, Crossroads Festival and Mission Plaza, each of which is a multi-tenant retail center located within approximately three miles of the Northgate property.
     Management currently has no plans for capital improvements at the Northgate property and believes that the Northgate property is suitable for its intended purpose and adequately covered by insurance. For 2009, the Northgate property paid real estate taxes of approximately $112,286. We are currently in the process of determining the depreciable basis in the Northgate property.
     Information regarding average occupancy rate and the average effective annual rental rate per square foot for the Northgate property for each of the prior five years is not currently available to us at this time.

     Following the acquisition of the Northgate property, our real estate portfolio consists of three properties, each of which is a grocery-anchored multi-tenant retail center, totaling approximately 360,000 rentable square feet. Our three properties are located in Waianae, Hawaii, Moreno Valley, California and Tucson, Arizona, each of which is an area of the U.S. supported by strong demographic characteristics. As of July 6, 2010, the three properties in our portfolio had an occupancy rate of approximately 85% and approximately 60,000 square feet of vacant leasable space. As of July 6, 2010, the average capitalization rate for the three properties in our portfolio was approximately 9.74%. Major tenants at the properties in our portfolio include Wal-Mart Neighborhood Market, Longs Drugs, Stater Bros., Goodyear and Wells Fargo.
Amendments to Credit Agreement
     As previously disclosed, on November 12, 2009, our operating partnership entered into the credit agreement with KeyBank, as administrative agent for itself and the other lenders named in the credit agreement, to establish a revolving credit facility with a maximum aggregate borrowing capacity of up to $15,000,000. On the closing date, in connection with the acquisition of the Northgate property and the assumption of the Northgate loan by TNP SRT Northgate, our operating partnership, us, KeyBank, our sponsor, Anthony W. Thompson, our chairman and chief executive officer, and TNP SRT Northgate Holdings, LLC, a wholly owned subsidiary of our operating partnership and the direct parent company of TNP SRT Northgate, or TNP SRT Holdings, entered into a third omnibus amendment and reaffirmation of the loan documents relating to the revolving credit facility, or the credit agreement amendment. The credit agreement amendment provides for an advance to our operating partnership under the credit agreement in the original principal amount of $1,900,000, which we refer to as the “property loan,” which property loan was used by TNP SRT Northgate to fund a portion of the costs and expenses related to the acquisition of the Northgate property. The property loan, together with all interest, fees and expenses related thereto, is due and payable in full on August 6, 2010. In connection with the credit agreement amendment, TNP SRT Holdings entered into a joinder agreement relating to the pledge and security agreement entered into by our operating partnership and KeyBank in connection with the credit agreement, which, as modified by the joinder agreement, we refer to as the “KeyBank pledge agreement.” Pursuant to the KeyBank pledge agreement, and subject to the terms of the credit agreement amendment described below, our operating partnership and TNP SRT Holdings pledged a 49% membership interest in TNP SRT Holdings and TNP SRT Northgate, respectively. The credit agreement amendment provides that, upon the repayment in full of the Northgate loan by TNP SRT Northgate, (1) all of the membership interest in TNP SRT Holdings held by our operating partnership will automatically and without further action on the part of any party be included in the collateral previously pledged to KeyBank pursuant to the KeyBank pledge agreement and (2) all of the membership interest in TNP SRT Northgate held by TNP SRT Holdings will automatically and without further action on the part of any party be included in the collateral previously pledged to KeyBank pursuant to the KeyBank pledge agreement.
Changes to our Management
     On June 17, 2010, Wendy J. Worcester, our Chief Financial Officer, Treasurer and Secretary, resigned from her respective positions with us, effective as of July 1, 2010. On June 17, 2010, Ms. Worcester also resigned from her position as the Chief Financial Officer, Treasurer and Secretary of our advisor, effective as of July 1, 2010.
     On June 17, 2010, our board of directors appointed Christopher S. Cameron to serve as our Chief Financial Officer, Treasurer and Secretary, effective as of July 1, 2010. Mr. Cameron will also serve as the Chief Financial Officer, Treasurer and Secretary of our advisor, effective as of July 1, 2010.

     Mr. Cameron, age 37, previously served from January 2008 to June 2010 as director of accounting and financial reporting at Cole Real Estate Investments, a national real estate investment company, or Cole, where he focused on financial tracking and reporting systems, external audit examinations and broker-dealer due diligence reviews. Mr. Cameron also served as Manager of Financial Reporting at Cole from August 2004 to December 2007. Prior to joining Cole in 2004, Mr. Cameron worked at Deloitte & Touche, LLP for four years as a senior accountant serving large public and private entities. Mr. Cameron is a certified public accountant. Mr. Cameron earned a Bachelor of Science in Business Administration, with a major in Accounting and a minor in Finance, from the University of Arizona.